UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 41, 42, 7 and 6)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

STATION CASINOS, INC.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCP Voteco, LLC EIN: 26-0443751

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas J. Barrack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”), (3) the Schedule 13D originally filed by FCP Voteco, LLC, a Delaware limited liability company (“Voteco”) on November 7, 2007, and all amendments thereto (the “Voteco Schedule 13D”) and (4) the Schedule 13D originally filed by Thomas J. Barrack, Jr. (“Mr. Barrack”) on November 7, 2007, and all amendments thereto (the “Thomas Barrack Schedule 13D”).  Each of Voteco, Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta is a Reporting Person hereunder (together, the “Reporting Persons”).

Item 4.	Purpose of Transaction

On July 23, 2010, Fertitta Gaming LLC (“Fertitta Gaming”), Mr. Frank Fertitta, Mr. Lorenzo Fertitta, FJF Investco, LLC, LJF Investco, LLC, FCP Class B HoldCo LLC, FC Investor LLC, Mr. Barrack and Colony Capital, LLC (“Colony”) entered into an Amended and Restated Memorandum of Understanding (the “Amended and Restated MOU”), which amends and restates in its entirety that certain Memorandum of Understanding that was entered into by the parties thereto on March 23, 2010 and filed as an exhibit to the amendment to Schedule 13D of the Reporting Persons filed on May 19, 2010.  Pursuant to the Amended and Restated MOU, the parties thereto agreed, among other things, to support the approval of the joint plan of reorganization (the “Plan”) of Station Casinos, Inc. (“SCI”) and its affiliates that are debtors and debtors in possession (the “Debtors”), and for Mr. Frank Fertitta and Mr. Lorenzo Fertitta, through a controlled affiliate, to grant certain equity options, warrants and certain other rights in a holding company formed to hold all of the equity interests in reorganized FCP PropCo, LLC (“Holdco”) to an affiliate of Colony.  This summary of the Amended and Restated MOU does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated MOU, which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 4.

Bankruptcy law does not permit solicitation of acceptances of a plan of reorganization until the bankruptcy court approves the disclosure statement relating to such plan.  Accordingly, this schedule is not intended to be, nor should it be construed as, a solicitation for a vote on the joint plan of reorganization of SCI and its subsidiaries that are debtors and debtors in possession.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the securities beneficially owned by the members of the group as a whole.  Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta disclaim beneficial ownership of any securities owned by others who may be deemed to be members of a group.

This Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Voteco Schedule 13D and the Thomas Barrack Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference in its entirety into this Item 6.

The information set forth in this Item 6 shall be deemed to supplement Item 6 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Voteco Schedule 13D and the Thomas Barrack Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of July 29, 2010, by and among the Reporting Parties.

Exhibit 7.02

Amended and Restated Memorandum of Understanding, dated as of July 23, 2010, by and among Fertitta Gaming LLC, Mr. Frank Fertitta, Mr. Lorenzo Fertitta, FJF Investco, LLC, LJF Investco, LLC, FCP Class B HoldCo LLC, FC Investor LLC, Mr. Barrack and Colony Capital, LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2010

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2010

FCP VOTECO, LLC

By:	/s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Co-President

/s/ Thomas J. Barrack, Jr.
Thomas J. Barrack, Jr.